EXHIBIT 16.1


PricewaterhouseCoopers, LLP
Ten Almaden Boulevard, Suite 1600
San Jose, California  95113


August 12, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Gentlemen:

We have read the statements made by Datalink Systems Corporation (copy attached) which we understand were filed with the Commission, pursuant to Item 4 of Form 8-K/A, as part of the Company's Form 8-K/A report as of July 17, 1998. Further to our letter to the Commission of July 27, 1998, we agree with the statements concerning our Firm contained in such Form 8-K/A, except as set forth below:

Paragraph 4 of the Company's response states: "During the course of the fiscal year ended March 31, 1997, PwC did not recommend the application of EITF 88-18 to the treatment of such revenues for purposes of the Company's financial disclosure in its quarterly SEC filings. However, prior to filing the Annual Report on Form 10-KSB for the fiscal year ended March 31, 1997 (the "1997 10-KSB"), PwC introduced the EITF 88-18 treatment to said revenues."
The Company filed on September 11, 1996 an amended 8-K/A, which included the audited financial statements of DSC Datalink Systems Corporation, as of December 31, 1995 and 1994 and for the years ended December 31, 1995 and 1994 and for the period from June 15, 1993 (date of inception) to December 31, 1995. Note 9 to the aforementioned financial statements discloses the applicability of EITF 88-18 to the sale of technology. In addition, the applicability of EITF 88-18 was discussed in detail with senior management of the Company in August 1996.

Paragraph 7 of the Company's response states: "With the intention of researching the EITF 88-18 treatment, the Company consulted with two accounting consultants regarding clarification of the foregoing issue; however, the Company did not, and disclaims any suggestion that it did, seek the opinion of any accountant other than PwC." Senior management of the Company had advised PwC that the Company had sought the advice of several accounting firms, including an accounting firm that provides tax consulting to the Company, and an economic consulting firm.

Paragraph 11 of the Company's response states: "COMPANY RESOLUTION: The Company was late in filing the 1997 10-KSB. This was in large part due to requirements made by PwC during July 1997 to make last minute adjustments to the 10-KSB as required by the unexpected application of EITF 88-18. PwC delivered its original, manually executed report on the Company's financial statements for the year ended March 31, 1997 under a cover letter dated August 12, 1997. This is the same date of PwC's consent to refer to and include its report in the 1997 10-KSB. The 1997 10-KSB was subsequently filed on August 12, 1997. The last minute adjustments required for the 1997 10-KSB also applied to the report for the quarter ended June 30, 1997 and caused this report to be filed one date late. The Company has since filed all reports required to be filed by it pursuant to the Exchange Act on a timely basis." The delay in the Company's filing of the 1997 10-KSB was the result of the Company's inability to reconcile certain common stock and stock option activity on a timely basis and the Company's continued resistance with respect to the previously reported disagreements.

Paragraph 13 of the Company's response states: "COMPANY RESOLUTION: All adjustments related to the sale of technology were made as a result of the implementation of EITF 88-18. Adjustments to accounts payable, accrued liabilities, and common stock transactions were required due to Company practices occurring prior to the Company becoming publicly held. After the Company became public, all required adjustments were completed. PwC has since audited and issued its report on the Company's financial statements for the fiscal year ended March 31, 1998." The Company practices in question also dealt with transactions subsequent to the Company becoming publicly held.

Paragraph 15 of the Company's response states: "COMPANY RESOLUTION: The claimed inadequacy of records maintained by the Company related to certain prior common stock transactions were considered to be the result of past practices prior to the date the Company became a public company." Company agreed that the proposed audit adjustments related to common stock transactions were appropriate and proper. The Company practices in question also dealt with transactions subsequent to the Company becoming publicly held.

Paragraph 16 of the Company's response states: "In addition, PwC states in the response letter (Exhibit 16) that "material audit adjustments were necessary" causing a need for the Company to restate its report for the quarter ended December 31, 1997, in Form 10-QSB. Although Company management is unaware of any communications made by PwC during the March 31, 1998 audit advising the necessity of material adjustments to its report for the quarter ended December 31, 1997, in Form 10-QSB, the Company is prepared to make any adjustments that PwC requires." In June 1998 PwC advised senior management of the Company's need to amend Form 10-QSB for the quarter ended December 31, 1997.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP